FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the nine-month period ended December 31, 2014 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 13, 2015	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the nine-month period ended December 31, 2014 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 13, 2015. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2014	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,024	¥60,322
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥469 million at March 31, 2014 and ¥252 million at December 31, 2014	29,069	28,585
Inventories	30,229	38,084
Deferred income taxes, net	18,773	17,127
Prepaid expenses and other current assets	11,563	8,057

Total current assets	139,658	152,175

PROPERTY AND EQUIPMENT, net	80,213	83,533

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	518	644
Investment in affiliate	2,249	2,328
Identifiable intangible assets	39,279	39,080
Goodwill	19,947	20,034
Lease deposits	26,381	26,093
Deferred income taxes, net	1,913	2,525
Other assets	10,093	8,912

Total investments and other assets	100,380	99,616

TOTAL ASSETS	¥320,251	¥335,324

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2014	December 31, 2014
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥6,458	¥6,028
Current portion of capital lease and financing obligations	2,078	2,085
Trade notes and accounts payable	10,480	11,452
Accrued income taxes	686	1,307
Accrued expenses	17,522	19,252
Deferred revenue	5,693	11,190
Other current liabilities	2,411	4,137

Total current liabilities	45,328	55,451

LONG-TERM LIABILITIES:
Long-term debt	15,000	15,000
Capital lease and financing obligations, less current portion	20,487	18,931
Accrued pension and severance costs	1,424	1,301
Deferred income taxes, net	3,052	2,715
Other long-term liabilities	9,168	8,793

Total long-term liabilities	49,131	46,740

TOTAL LIABILITIES	94,459	102,191

COMMITMENTS AND CONTINGENCIES (Note 10)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2014 and December 31, 2014; outstanding 138,612,321 shares at March 31, 2014 and 138,609,977 shares at December 31, 2014	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	111,820	115,194
Accumulated other comprehensive income	2,719	6,639
Treasury stock, at cost- 4,887,679 shares at March 31, 2014 and 4,890,023 shares at December 31, 2014	(11,264)	(11,269)

Total KONAMI CORPORATION stockholders’ equity	225,133	232,422

Noncontrolling interest	659	711

TOTAL EQUITY	225,792	233,133

TOTAL LIABILITIES AND EQUITY	¥320,251	¥335,324

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the nine months ended December 31, 2013 and 2014

Consolidated Statements of Income

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
NET REVENUES:
Product sales revenue	¥65,931	¥63,990
Service and other revenue	90,015	91,899

Total net revenues	155,946	155,889

COSTS AND EXPENSES:
Costs of products sold	39,982	38,899
Costs of services rendered and others	68,044	69,653
Selling, general and administrative	40,532	37,603

Total costs and expenses	148,558	146,155

Operating income	7,388	9,734

OTHER INCOME (EXPENSES):
Interest income	234	232
Interest expense	(891)	(825)
Foreign currency exchange gain, net	2,457	2,585
Other, net	(14)	(10)

Other income (expenses), net	1,786	1,982

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	9,174	11,716
INCOME TAXES	4,082	4,867
EQUITY IN NET INCOME OF AFFILIATED COMPANY	31	112

NET INCOME	5,123	6,961
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	68	52

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,055	¥6,909

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net income	¥5,123	¥6,961

Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,617	3,834
Net unrealized gains on available-for-sale securities	55	84
Pension liability adjustment	1	2

Other comprehensive income	2,673	3,920

Comprehensive income	7,796	10,881

Comprehensive income attributable to the noncontrolling interest	68	52

Comprehensive income attributable to KONAMI CORPORATION	¥7,728	¥10,829

Per Share Data:
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net income attributable to KONAMI CORPORATION per share:
Basic	¥36.47	¥49.84
Diluted	36.47	49.84

Weighted-average common shares outstanding	138,615,575	138,611,422
Diluted weighted-average common shares outstanding	138,615,575	138,611,422

See accompanying notes to consolidated financial statements.

For the three months ended December 31, 2013 and 2014

Consolidated Statements of Income

	Millions of Yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
NET REVENUES:
Product sales revenue	¥28,296	¥26,561
Service and other revenue	29,722	30,609

Total net revenues	58,018	57,170

COSTS AND EXPENSES:
Costs of products sold	17,987	16,030
Costs of services rendered and others	22,019	23,608
Selling, general and administrative	14,395	13,656

Total costs and expenses	54,401	53,294

Operating income	3,617	3,876

OTHER INCOME (EXPENSES):
Interest income	127	77
Interest expense	(292)	(270)
Foreign currency exchange gain, net	1,510	1,870
Other, net	(5)	0

Other income (expenses), net	1,340	1,677

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,957	5,553
INCOME TAXES	1,898	1,977
EQUITY IN NET INCOME OF AFFILIATED COMPANY	3	70

NET INCOME	3,062	3,646
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	23	13

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥3,039	¥3,633

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Net income	¥3,062	¥3,646

Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,059	2,554
Net unrealized gains on available-for-sale securities	0	49
Pension liability adjustment	0	1

Other comprehensive income	2,059	2,604

Comprehensive income	5,121	6,250

Comprehensive income attributable to the noncontrolling interest	23	13

Comprehensive income attributable to KONAMI CORPORATION	¥5,098	¥6,237

Per Share Data:
	Three months ended December 31, 2013	Three months ended December 31, 2014
Net income attributable to KONAMI CORPORATION per share:
Basic	¥21.92	¥26.21
Diluted	21.92	26.21

Weighted-average common shares outstanding	138,614,300	138,610,651
Diluted weighted-average common shares outstanding	138,614,300	138,610,651

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Cash flows from operating activities:
Net income	¥5,123	¥6,961
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	8,035	8,837
Bad debt recoveries	(128)	(57)
Loss on sale or disposal of property and equipment, net	52	62
Equity in net income of affiliated company	(31)	(112)
Deferred income taxes	1,431	1,158
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	9,615	1,925
Increase in inventories	(11,358)	(8,315)
Decrease in other receivables	625	784
Decrease (increase) in prepaid expenses	(313)	806
Decrease in trade notes and accounts payable	(4,239)	(21)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,237)	2,515
Increase (decrease) in accrued expenses	(1,985)	903
Increase in deferred revenue	2,515	5,312
Increase in deposits	334	686
Other, net	741	1,489

Net cash provided by operating activities	4,180	22,933

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(23,774)	(8,422)
Decrease in lease deposits, net	171	342
Decrease in term deposits, net	—	886
Other, net	99	(202)

Net cash used in investing activities	(23,504)	(7,396)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	200	(1,095)
Proceeds from issuance of bonds	15,000	—
Redemption of bonds	(5,000)	—
Principal payments under capital lease and financing obligations	(1,678)	(1,590)
Dividends paid	(5,804)	(3,527)
Other, net	(97)	(5)

Net cash provided by (used in) financing activities	2,621	(6,217)

Effect of exchange rate changes on cash and cash equivalents	768	978

Net increase (decrease) in cash and cash equivalents	(15,935)	10,298

Cash and cash equivalents, beginning of the period	63,669	50,024

Cash and cash equivalents, end of the period	¥47,734	¥60,322

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. Inventories

Inventories at March 31, 2014 and December 31, 2014 consisted of the following:

	Millions of Yen
	March 31, 2014	December 31, 2014
Finished products	¥7,655	¥13,212
Work in process	17,232	19,121
Raw materials and supplies	5,342	5,751

Total	¥30,229	¥38,084

4. Property and Equipment, net

Property and equipment at March 31, 2014 and December 31, 2014 consisted of the following:

	Millions of Yen
	March 31, 2014	December 31, 2014
Property and equipment, at cost:
Land	¥33,712	¥33,780
Buildings and structures	79,692	80,955
Tools, furniture and fixtures	27,994	30,958
Construction in progress	945	4,831

Total	142,343	150,524
Less-Accumulated depreciation and amortization	(62,130)	(66,991)

Net property and equipment	¥80,213	¥83,533

5. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the nine months and the three months ended December 31, 2013 and 2014 were as follows:

	Millions of Yen
For the nine months ended December 31, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2013	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION stockholders	(5,822)	—	(5,822)
Purchase of treasury stock	(12)	—	(12)
Comprehensive income:
Net income for the period	5,055	68	5,123
Other comprehensive income, net of tax	2,673	—	2,673

Comprehensive income for the period	7,728	68	7,796

Balance at December 31, 2013	¥227,319	¥642	¥227,961

	Millions of Yen
For the nine months ended December 31, 2014	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2014	¥225,133	¥659	¥225,792

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,535)	—	(3,535)
Purchase of treasury stock	(5)	—	(5)
Comprehensive income:
Net income for the period	6,909	52	6,961
Other comprehensive income, net of tax	3,920	—	3,920

Comprehensive income for the period	10,829	52	10,881

Balance at December 31, 2014	¥232,422	¥711	¥233,133

	Millions of Yen
For the three months ended December 31, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2013	¥224,583	¥619	¥225,202

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,357)	—	(2,357)
Purchase of treasury stock	(5)	—	(5)
Comprehensive income:
Net income for the period	3,039	23	3,062
Other comprehensive income, net of tax	2,059	—	2,059

Comprehensive income for the period	5,098	23	5,121

Balance at December 31, 2013	¥227,319	¥642	¥227,961

	Millions of Yen
For the three months ended December 31, 2014	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at September 30, 2014	¥227,366	¥698	¥228,064

Cash dividends attributable to KONAMI CORPORATION stockholders	(1,179)	—	(1,179)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	3,633	13	3,646
Other comprehensive income, net of tax	2,604	—	2,604

Comprehensive income for the period	6,237	13	6,250

Balance at December 31, 2014	¥232,422	¥711	¥233,133

6. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine months and the three months ended December 31, 2013 and 2014 are as follows:

	Millions of Yen
For the nine months ended December 31, 2013	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income before reclassifications	2,617	55	—	2,672
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	2,617	55	1	2,673

Balance at December 31, 2013	¥3,650	¥80	¥(48)	¥3,682

	Millions of Yen
For the nine months ended December 31, 2014	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2014	¥2,691	¥75	¥(47)	¥2,719

Other comprehensive income before reclassifications	3,834	84	—	3,918
Amounts reclassified from accumulated other comprehensive income	—	—	2	2

Changes in accumulated other comprehensive income, net	3,834	84	2	3,920

Balance at December 31, 2014	¥6,525	¥159	¥(45)	¥6,639

	Millions of Yen
For the three months ended December 31, 2013	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at September 30, 2013	¥1,591	¥80	¥(48)	¥1,623

Other comprehensive income before reclassifications	2,059	0	—	2,059
Amounts reclassified from accumulated other comprehensive income	—	—	0	0

Changes in accumulated other comprehensive income, net	2,059	0	0	2,059

Balance at December 31, 2013	¥3,650	¥80	¥(48)	¥3,682

	Millions of Yen
For the three months ended December 31, 2014	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at September 30, 2014	¥3,971	¥110	¥(46)	¥4,035

Other comprehensive income before reclassifications	2,554	49	—	2,603
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	2,554	49	1	2,604

Balance at December 31, 2014	¥6,525	¥159	¥(45)	¥6,639

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

7. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of KONAMI’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of KONAMI’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

The estimated fair values of KONAMI’s financial instruments at March 31 and December 31, 2014 are as follows:

	Millions of Yen
	March 31, 2014		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥518	¥518	¥644	¥644
Long-term debt	(15,000)	(14,625)	(15,000)	(14,728)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31 and December 31, 2014, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs used in the fair value measurements.

	Millions of Yen
March 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥518	—	—	¥518

Total assets	¥518	—	—	¥518

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥644	—	—	¥644

Total assets	¥644	—	—	¥644

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

As of March 31 and December 31, 2014, KONAMI did not have any Level 2 and 3 financial instruments that were measured and reported at fair value on a recurring basis.

9. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including mobile games, computer & video games, arcade games and card games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and casino management systems for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate expenses” primarily consists of administrative expenses not directly associated with specific segments.
2.	“Intersegment eliminations” primarily consists of eliminations of intercompany sales.
3.	Segment profit (loss) is measured in a consistent manner with consolidated operating income, which does not include other income (expenses), income taxes and equity in net income of affiliated company.
4.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following table presents segment revenue and segment profit (loss). This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net revenues:
Digital Entertainment -
External customers	¥71,141	¥67,728
Intersegment	460	215

Total	¥71,601	¥67,943
Health & Fitness -
External customers	¥57,472	¥54,880
Intersegment	24	267

Total	¥57,496	¥55,147
Gaming & Systems -
External customers	¥22,297	¥23,231
Intersegment	—	—

Total	¥22,297	¥23,231
Pachinko & Pachinko Slot Machines -
External customers	¥5,036	¥10,050
Intersegment	2	5

Total	¥5,038	¥10,055
Intersegment eliminations	(486)	(487)

Consolidated	¥155,946	¥155,889

Segment profit (loss):
Digital Entertainment	¥5,923	¥8,304
Health & Fitness	917	521
Gaming & Systems	5,525	4,081
Pachinko & Pachinko Slot Machines	(610)	47

Total segment profit and loss, net	11,755	12,953
Corporate expenses	(4,969)	(3,422)
Other, net	2,388	2,185

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	¥9,174	¥11,716

Note:	Corporate expenses primarily consist of personnel costs, advertising expenses and rental expenses, which are primarily related to our administrative department.

	Millions of Yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Net revenues:
Digital Entertainment -
External customers	¥26,845	¥23,900
Intersegment	136	50

Total	¥26,981	¥23,950
Health & Fitness -
External customers	¥18,907	¥18,099
Intersegment	6	89

Total	¥18,913	¥18,188
Gaming & Systems -
External customers	¥8,674	¥9,591
Intersegment	—	—

Total	¥8,674	¥9,591
Pachinko & Pachinko Slot Machines -
External customers	¥3,592	¥5,580
Intersegment	1	2

Total	¥3,593	¥5,582
Intersegment eliminations	(143)	(141)

Consolidated	¥58,018	¥57,170

Segment profit:
Digital Entertainment	¥2,219	¥2,097
Health & Fitness	230	246
Gaming & Systems	2,486	2,075
Pachinko & Pachinko Slot Machines	450	657

Total segment profit, net	5,385	5,075
Corporate expenses	(2,041)	(1,245)
Other, net	1,613	1,723

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	¥4,957	¥5,553

Note:	Corporate expenses primarily consist of personnel costs, advertising expenses and rental expenses, which are primarily related to our administrative department.

b. Geographic information

	Millions of Yen
	Nine months ended December 31, 2013	Nine months ended December 31, 2014
Net revenues from external customers:
Japan	¥114,308	¥118,462
United States	28,137	26,609
Europe	8,139	5,242
Asia/Oceania	5,362	5,576

Consolidated net revenues	¥155,946	¥155,889

	Millions of Yen
	Three months ended December 31, 2013	Three months ended December 31, 2014
Net revenues from external customers:
Japan	¥40,859	¥41,546
United States	11,237	11,020
Europe	4,046	2,465
Asia/Oceania	1,876	2,139

Consolidated net revenues	¥58,018	¥57,170

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

10. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥963 million as of December 31, 2014.

11. Subsequent Events

No reportable subsequent events occurred.